United States Securities and Exchange Commission

                             Washington, D.C. 20549


                                    Form 11-K

(Mark One)

[x] Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of
    1934

                   For the fiscal year ended December 31, 2004
                                             -----------------
                                       or
                                       --

[ ] Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934


                  For the transition period from       to
                                                 -----     -----

                        Commission file number 001-11 001
                                               ----------

                          Citizens 401(k) Savings Plan
                          ----------------------------

                            (Full title of the Plan)


                         Citizens Communications Company
                         -------------------------------

                                3 High Ridge Park
                                -----------------

                                  P.O. Box 3801
                                  -------------

                               Stamford, CT 06905
                               ------------------

                     (Name of issuer of the securities held
                      pursuant to the Plan and the address
                        of its principal executive offices)

                          CITIZENS 401(k) SAVINGS PLAN

                 Financial Statements and Supplemental Schedules

                           December 31, 2004 and 2003

     (With Report of Independent Registered Public Accounting Firm Thereon)

                          CITIZENS 401(k) SAVINGS PLAN


                                Table of Contents



                                                                                                                  Page
                                                                                                                  ----

Reports of Independent Registered Public Accounting Firms                                                         1-2

Financial Statements:

     Statements of Net Assets Available for Benefits - December 31, 2004 and 2003                                  3

     Statement of Changes in Net Assets Available for Benefits For the Year Ended December 31, 2004                4

Notes to Financial Statements                                                                                     5-12

Supplemental Schedules:*

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year) as of December 31, 2004                           13

Signature                                                                                                          14

Consents of Independent Registered Public Accounting Firms                                                        15-16









     * Schedules required by Form 5500 that are not applicable have not been included

             Report of Independent Registered Public Accounting Firm



To the Participants and Plan Administrator of the Citizens 401(k) Savings Plan:


We have audited the statement of net assets available for benefits of the Citizens 401(k) Savings Plan (the "Plan") as of December 31, 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and the changes in net assets available for benefits for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Schedule of Assets (Held at End of Year), for the year ended December 31, 2004 is presented for the purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. This supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                     /s/ Insero, Kasperski, Ciaccia & Co., P.C.
                                         Certified Public Accountants


Insero, Kasperski, Ciaccia & Co., P.C.
Certified Public Accountants
Rochester, New York
May 26, 2005

             Report of Independent Registered Public Accounting Firm



To Citizens Communications Company,
The Plan Administrator of the Citizens 401(k) Savings Plan:


We have audited the accompanying statement of net assets available for benefits of the Citizens 401(k) Savings Plan (the "Plan") as of December 31, 2003. This financial statement is the responsibility of the Plan's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003, in conformity with U.S. generally accepted accounting principles.





                                                            /s/ KPMG LLP





New York, New York
June 28, 2004

                          CITIZENS 401 (k) SAVINGS PLAN
                 Statements of Net Assets Available for Benefits
                           December 31, 2004 and 2003





                                                                                          2004                  2003
                                                                                   -------------------   -------------------
Assets:
     Investments (note 3):
        Citizens Communications Company common stock                               $       66,737,216    $       61,453,615
        Global Crossing common stock                                                            -                    31,887
        Mutual funds                                                                      128,063,359            97,779,502
        Collective trusts                                                                 118,778,484           114,181,713
        Participant loans                                                                  14,468,743            12,705,062
        Brokerage accounts                                                                    132,009                85,446
        Money market fund                                                                       -                     8,836
                                                                                   -------------------   -------------------
                 Total investments                                                        328,179,811           286,246,061
     Receivables:
        Employer contributions                                                                127,763               612,502
        Participant contributions                                                             319,990               877,547
        Global Crossing settlement (note 9)                                                20,771,420                  -
                                                                                   -------------------   -------------------
                 Total receivables                                                         21,219,173             1,490,049
                                                                                   -------------------   -------------------

                 Net assets available for benefits                                 $      349,398,984    $      287,736,110
                                                                                   ===================   ===================






                See accompanying notes to financial statements.

                          CITIZENS 401 (k) SAVINGS PLAN
            Statement of Changes in Net Assets Available for Benefits
                          Year ended December 31, 2004



Additions to net assets attributed to:                                                                          2004
                                                                                                         -------------------
     Investment income:
        Dividends                                                                                        $     18,031,504
        Interest                                                                                                  647,934
        Net appreciation in fair value of investments (note 3)                                                 34,755,344
                                                                                                         -------------------
                                                                                                               53,434,782
                                                                                                         -------------------
     Contributions:
        Participant                                                                                            22,683,333
        Employer                                                                                                9,660,855
        Rollover                                                                                                  575,828
                                                                                                         -------------------
                                                                                                               32,920,016
                                                                                                         -------------------

     Receivable associated with Global Crossing settlement (note 9)                                            20,771,420

                                                                                                         -------------------
                 Total additions                                                                              107,126,218
                                                                                                         -------------------
Deductions to net assets attributed to:
     Distributions to participants                                                                            (45,431,120)
     Miscellaneous expenses                                                                                       (32,224)
                                                                                                         -------------------
                 Total deductions                                                                             (45,463,344)
                                                                                                         -------------------
Net increase in assets available for benefits                                                                  61,662,874

Net assets available for benefits:
     Beginning of year                                                                                        287,736,110
                                                                                                         -------------------
     End of year                                                                                         $    349,398,984
                                                                                                         ===================



                See accompanying notes to financial statements.

                          CITIZENS 401(k) SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2004 and 2003



    (1)   Description of the Plan

          General

          The following description of the Citizens 401(k) Savings Plan (the "Plan") provides general information. Participants should refer to the Plan document for a more comprehensive description of the Plan's provisions.

          (a)  Background

               The Plan is a voluntary defined contribution plan sponsored by Citizens Communications Company (the "Company"). Under the terms of the Plan, employees (other than Frontier union employees) who have attained three months of continuous service are eligible to participate in the Plan. Frontier union employees covered by collective bargaining agreements, except for temporary, summer, and leased employees, are eligible to participate in the Plan on the first day of the month coincident with or next following his/her completion of 30 days of employment. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

               Effective August 4, 2004, T. Rowe Price replaced Putnam as the trustee and recordkeeper of the Plan.

               On April 1, 2004, the Company completed the sale of its Vermont electric division. In conjunction with the sale, the balances of participant accounts of those employees in the amount of $1,629,039 were rolled over to buyer's retirement plan.

               On August 8, 2003, the Company completed the sale of The Gas Company of Hawaii division. In conjunction with the sale, the balances of participant accounts of those employees in the amount of $6,933,199 were rolled over to buyer's retirement plan.

               On August 11, 2003, the Company completed the sale of its Arizona gas and electric divisions. In conjunction with the sale, the balances of participant accounts of those employees in the amount of $5,986,061 were rolled over to buyer's retirement plan.

               Effective January 1, 2002, the Company adopted "good faith" Economic Growth and Tax Relief Reconciliation Act amendments to the Plan and to the Frontier Union 401(k) Savings Plan. Effective December 31, 2002, the Frontier Union 401(k) Savings Plan was merged into the Plan. The Plan was amended and restated, effective January 1, 2003 (except as otherwise provided in the Plan), to reflect such merger, to reflect the introduction of Supplemental Profit Sharing Matches, and to reflect various administrative changes to the Plan. On January 2, 2003, the balances of the participant accounts of those employees in the amount of $39,452,866 were rolled over into the Citizens 401(k) Savings Plan.

          (b)  Contributions

               Eligible employees (other than Frontier union employees) may contribute, in 1% increments, up to 75% (50% prior to January 1, 2004) of their annual eligible compensation in elective pre-tax deferrals through payroll deductions, subject to certain maximum contribution restrictions. Prior to January 1, 1992, participants had an option to elect life insurance coverage as an investment vehicle. Beginning January 1, 1992, such option was discontinued, except that participants who had elected life insurance coverage prior to January 1, 1992 could continue to make specific dollar allocations to purchase additional life insurance coverage. As of December 31, 2003, all life insurance policies were transferred out of the Plan.

               Eligible Frontier union employees covered by collective bargaining agreements may contribute, in 1% increments, up to 75% (50% prior to January 1, 2004) of their annual eligible compensation in elective pre-tax deferrals through payroll deductions, subject to certain maximum contribution restrictions. In addition, a participant may elect to make after-tax contributions in 1% increments, of their annual eligible compensation through payroll deductions up to (i) 50% reduced by
               (ii) the percentage of eligible compensation with respect to elective pre-tax deferrals.

               All employees eligible to make contributions under the Plan and who have attained or will attain age 50 before the close of the Plan year shall be eligible to make catch-up contributions in accordance with, and subject to the limitations of, Section 414(v) of the Internal Revenue Code (the "Code"). No matching contributions shall be made with respect to a Participant's catch-up contributions.

               The Company, at its sole discretion, may amend its contribution to the Plan. The Company contribution for the 2004 Plan year amounted to 50% of up to the first 6% of each Participant's eligible compensation that a non-bargaining participant contributes to the Plan. Company contributions for participants covered by collective bargaining agreements are determined based on the terms of those agreements. Through April 30, 2002, the Company contributions were invested entirely in the Citizens Communications Company stock fund unless a participant was age 55 or older in which case the participant could have elected to have the Company contribution invested in investments at his/her own discretion. In addition, at age 55 a participant can request to transfer previous Company contributions invested in the above common stock fund to other investment options. Effective March 1, 2004, the Company match made previously in the form of Company stock became unrestricted for certain collective bargaining employees.

               For Frontier union employees covered by collective bargaining agreements, the Company may contribute Employer Fixed Contributions, Employer Matching Contributions or Employer Profit Sharing Contributions (as defined by the Plan). Participants should refer to their respective bargaining agreements for all employer contribution requirements.

               As of May 1, 2002, the Company contribution for non-union and certain union participants is no longer exclusively allocated to Citizens Communications Company common stock. The Company contributions for these participants made subsequent to May 1, 2002 are allocated to Plan investments following the same method of allocation as that for participant-directed investments. In addition, Supplemental Profit Sharing Matches may be contributed at the option of the Company's Board of Directors contingent upon the Company's exceeding financial targets. For each 1% above the Company's EBITDA goal, the Company provides employees with 0.5% of eligible pay in the form of a matching contribution into the 401(k) plan, up to a maximum of 3%. For the year ended December 31, 2004, the Company exceeded its EBITDA goal and a 1.5% supplemental profit sharing match was made on behalf of 2,133 employees. No discretionary contributions were made for the year ended December 31, 2003.

          (c)  Participant Accounts

               Each participant's account is credited with the participant's contribution and an allocation of (a) the Company's contribution and (b) Plan earnings or losses. Allocations are based on each participant's contribution, as defined. The benefit to which a participant is entitled is the amount that can be provided from the participant's vested account.

          (d)  Vesting

               Participants are vested immediately in their contributions plus the allocated earnings thereon. Participants become 100% vested in the Company contributions and the related earnings on the Company contributions upon disability, death, attainment of normal retirement age or after five years of service. Except as otherwise noted, for any other termination of employment, the vesting schedule is as follows:

                                                        Vested percentage of
                                                      Company contribution and
                Years of service                          related earnings
                ---------------------------------    ---------------------------

                Less than 2 years                                  0%
                2 years but less than 3 years                     40%
                3 years but less than 4 years                     60%
                4 years but less than 5 years                     80%
                5 years or more                                  100%

               Frontier  union  employees   covered  by  collective   bargaining
               agreements are immediately 100% vested in all contributions and allocated earnings thereon.

          (e)  Participant Loans

               Participants in the Plan may request to borrow up to the lesser of 50% of their vested account balance or $50,000. The interest rate paid by the participant is equal to the prime interest rate in effect at the beginning of the month in which the loan is processed and remains fixed at that rate for the term of the loan. Loan repayments are made through payroll deductions, after tax, and are credited to each Participant's account as the payments are made. A participant may repay a loan in full at any time by remitting his/her payment directly to the trustee of the Plan. In the event of termination of employment, a participant's loan may be repaid in full or the loan will be canceled and the participant's final distribution will be reduced by the amount of the outstanding loan balance.

          (f)  Payment of Benefits

               Inactive participants do not have the option to keep any portion of their account in the Plan beyond the attainment of age 70 1/2. Participants still employed by the Company at age 70 1/2, must take a full distribution of their balances on or before April 1st of the calendar year after they retire.

               Upon termination of employment, a participant is entitled to receive payment in full of the vested portion of his/her account. If the value of the terminating participant's vested account balance exceeds $5,000, the participant may elect to defer his/her distribution.

          (g)  Forfeitures

               For the year ended December 31, 2004 forfeited nonvested Company contributions totaled $451,138. These amounts are generally used to reduce the obligation of the Company to make contributions to the Plan and defray administrative costs. For the year ended December 31, 2004, $0 of forfeited nonvested Company contributions were used to fund Plan administrative expenses, and $276,206 were used to fund the Company match. The remainder will be used to reduce future employer contributions.

          (h)  Administrative Costs

               The majority of Plan administrative costs are paid by Participants through investment management fees. There were no Plan administrative expenses charged by T. Rowe Price for the year ended December 31, 2004. Plan administrative expenses charged by Putnam for the year ended December 31, 2004 of $24,840 were offset by the 2004 Plan Expense Reimbursement Agreement
               (PERA) allowance.

          (i)  Investments

               The Plan offered the following investment options as of December 31, 2004:


               Citizens Communications Company Common Stock
               PIMCO Total Return Fund, Admin. Shares
               PIMCO Long Term U.S. Government Fund, Admin.
               Dreyfus Premier New Leaders Fund, A
               One Group Mid Cap Growth Fund, A
               JP Morgan Mid Cap Value Fund, A
               Morgan Stanley Institutional Small Company Growth Portfolio, B Morgan Stanley Institutional International Equity Portfolio, B Morgan Stanley Institutional U.S. Real Estate Fund, B
               T. Rowe Price Stable Value Fund
               T. Rowe Price Equity Index Trust (S & P 500)
               T. Rowe Price Equity Income Fund
               T. Rowe Price Personal Strategy Balanced Fund
               T. Rowe Price Growth Stock Fund
               T. Rowe Price Personal Strategy Growth Fund
               T. Rowe Price Personal Strategy Income Fund
               T. Rowe Price TradeLink

               The Plan had investments in Global Crossing common stock as a result of the transfer of net assets from the Frontier Savings Plan to the Plan. The Plan trustee held such shares in custodial account for the benefit of the previous Global Crossing employees until such time as any such employee elected to dispose of his or her shares based upon the Stock Purchase Agreement. However, the Plan did not permit the participants to otherwise invest in Global Crossing common stock, whether with additional contributions made into the Plan, reallocation of other assets of a participant's account, or otherwise. On January 28, 2002, Global Crossing filed for bankruptcy. The value of the Plan's investment in Global Crossing common stock declined significantly since December 31, 2001, and as of December 9, 2003, Global Crossing common stock had been delisted.

    (2)   Summary of Significant Accounting Policies

          (a)  Basis of Accounting

               The financial statements of the Plan are prepared under the accrual method of accounting.

          (b)  Use of Estimates

               The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets, liabilities, changes therein, and disclosures of contingent assets and liabilities at the date of the financial statements. The preparation of these financial statements also requires the use of plan administrator estimates. Actual results may differ from these estimates.

          (c)  Investments

               The Plan's investments are stated at fair value. Shares of registered investment companies (mutual funds) are valued at quoted market prices, which represent the net asset value of shares held by the Plan. Investments in collective trusts are valued at fair value based on the underlying net assets of the trust as reported by the sponsor of the collective trust. Common stock is valued at its quoted market price as of the end of the Plan year. Participant notes receivable are valued at cost, which approximates fair value. The net depreciation/appreciation in the fair value of investments consists of the net realized gains and losses on the disposal of investments during 2004 and the net unrealized appreciation/depreciation of the market value for the investments remaining in the Plan as of December 31, 2004.

               Purchases  and sales of  securities  are recorded on a trade-date
               basis.   Interest  income  is  recorded  on  the  accrual  basis.
               Dividends are recorded on the dividend date.

          (d)  Benefits Paid

               Benefits are recorded when paid.

          (e)  Risks and Uncertainties

               The Plan offers a number of investment options including the Company common stock and a variety of pooled investment funds, some of which are registered investment companies. The investment funds principally include U.S. equities, international equities, and fixed income securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonable to expect that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances.

               The Plan's exposure to a concentration of credit risk is limited by the diversification of investments across all participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the Company common stock, which is invested in the security of a single issuer.

          (f)  Adoption of New Accounting Pronouncement

               Effective July 1, 2003, the Plan adopted the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging" (SFAS No. 149), which clarifies financial accounting and reporting for derivative instruments including derivative instruments embedded in other contracts. The adoption of SFAS No. 149 did not have any impact on the Plan's financial statements.

    (3)   Investments

          The following presents investments that represent 5% or more of the Plan's net assets at the end of year:


                                                                                2004                  2003
                                                                         -------------------   -------------------

Citizens Communications Company common stock:
    Participant Directed, 4,565,627 and 3,536,840 shares,
      respectively                                                    $        62,960,043   $        43,927,554
    Nonparticipant Directed, 273,910 and 1,411,116 shares,
      respectively                                                              3,777,173            17,526,061
PIMCO Total Return Fund, Admin. Shares                                         25,146,749            24,856,532
Morgan Stanley Institutional International Equity Portfolio, B                 21,287,656               -
T. Rowe Price Growth Stock Fund                                                21,700,334               -
T. Rowe Price Stable Value Fund                                                59,671,544               -
T. Rowe Price Equity Index Trust                                               59,106,940               -
Putnam International Equity Fund                                                  -                  17,802,167
Putnam Stable Value Fund                                                          -                  57,146,006
Putnam Voyager Fund                                                               -                  19,702,898
Putnam S&P 500 Index Fund                                                         -                  57,035,707

During 2004, the Plan's investments (including gains and losses on investments bought and sold as well as held during the year) appreciated in value by $34,755,344 as follows:


Common stocks                                        $     20,939,244
Mutual funds                                                8,272,496
Collective trusts                                           5,644,519
Brokerage accounts                                           (100,915)
                                                     --------------------

                                                     $     34,755,344
                                                     ====================



    (4)   Nonparticipant-Directed Investments

          Information about the assets available for benefits and significant components of the changes in assets available for benefits relating to the nonparticipant-directed investments is as follows:

                                                                               2004                   2003
                                                                        --------------------    ------------------

     Assets:
         Common Stock of the Company at December 31                     $      3,777,173        $     17,526,061
                                                                        ====================    ==================

     Changes in assets:
         Dividends                                                               605,635                 -
         Net change in fair value of investments                               3,065,827               2,996,731
         Employer contributions                                                  -                       407,302
         Benefits paid to participants                                          (572,621)             (3,718,075)
          Transfers out                                                          (15,182)             (3,950,238)
          Transfer to participant directed investments                       (13,800,830)                -
         Other                                                                (3,031,717)              4,925,348
                                                                        --------------------    ------------------

                   Change in assets                                     $    (13,748,888)       $        661,068
                                                                        ====================    ==================

    (5)   Investment Contracts with Insurance Company

          The Plan had entered into two investment contracts with Travelers Life and Annuity Company (Travelers). Travelers maintained the contributions in guaranteed investment contracts. These contracts were credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. These contracts were included in the financial statements at contract value as reported to the Plan by Travelers. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawals or transfer of all or a portion of their investments at contract value.

          During 2003, the Travelers investment contracts matured and were not redeemed.

    (6)   Related Party Transactions

          Certain Plan assets are invested in shares of mutual funds that are managed by T. Rowe Price. T. Rowe Price is the trustee as defined by the Plan, therefore these transactions qualify as party-in-interest transactions. There were no fees paid by the Company to T. Rowe Price for the period August 4, 2004 to December 31, 2004.

          Prior to August 4, 2004, Putnam served as the Plan's trustee and certain Plan assets were invested in shares of mutual funds that Putnam manages. There were no fees paid by the Company to Putnam for the period January 1, 2004 to August 3, 2004, and for the year ended December 31, 2003.

     (7)  Plan Termination

          Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA, Collective Bargaining Agreements and the National Labor Relations Board. In the event of plan termination, participants will become 100% vested in their accounts.

     (8)  Tax Status

          The Company received a favorable determination letter from the Internal Revenue Service (IRS) dated September 24, 2002 stating that the plan continues to qualify under Section 401(a) of the Code (IRC) and the related trusts to be tax exempt under Section 501(a) of the Code. The Plan Administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the Code.

          The Company has identified certain unintentional errors in the operation of the Plan. The Company has completed evaluation of the previously identified unintentional errors in the operation of the Plan. The Plan has been amended and resubmitted to the IRS for a new determination letter and approval on June 18, 2004, as supplemented on February 18, 2005, through the IRS's Voluntary Compliance Program
          (VCP), of the proposed remedies for such errors.

          The  Company  fully  expects  the Plan to  continue  to qualify  under
          Section 401(a) of the Code and the related trusts to be tax exempt under 501(a) of the Code. The Company believes that the outcome of the VCP application will not have a material effect on the Plan's financial statements.

     (9)  Subsequent Events and Other Matters

          During 2004, the United States District Court for the Southern District of New York approved a settlement of the class action suits brought on behalf of Plan participants whose accounts held Global Crossing common stock. The settlement included a plan of allocation under which the proceeds of $20,771,420 were allocated to the Plan accounts of the class members on May 19, 2005. As a result of this settlement, the Plan no longer has investments in Global Crossing common stock.

          The  following  are   significant   amendments  to  the  Plan  adopted
          subsequent to December 31, 2004:

          Effective February 19, 2005, the One Group Mid Cap Growth Fund, A was renamed the JP Morgan Diversified Mid Cap Growth Fund as a result of the merger between JP Morgan and Bank One.

          Effective March 28, 2005, upon termination of employment, if the value of the terminating participant's vested account balance exceeds $1,000, the participant may elect to defer his/her distribution.

                          CITIZENS 401(k) SAVINGS PLAN

        Schedule H, line 4(i) - Schedule of Assets (Held at End of Year)

                                December 31, 2004




                          Identity of Issuer                             Description of Investment                  Current value
------------------------------------------------------------------------------------------------------------------------------------
*  Citizens Communications Company                              Common Stock; 4,839,537 shares; cost at $55,188,065   $  66,737,216

*  T. Rowe Price TradeLink                                      Brokerage Accounts; 132,009 shares                          132,009

   PIMCO Total Return Fund, Admin. Shares                       Mutual Funds; 2,356,771 shares                           25,146,749
   Dreyfus Premier New Leaders Fund, A                          Mutual Funds; 83,241 shares                               3,697,577
   One Group Mid Cap Growth Fund, A                             Mutual Fund; 257,142 shares                               5,993,991
   JP Morgan Mid Cap Value Fund, A                              Mutual Fund; 223,594 shares                               4,930,258
   PIMCO Long Term U.S. Government Fund, Admin.                 Mutual Fund; 168,559 shares                               1,832,236
   Morgan Stanley Institutional Small Company Growth
     Portfolio, B                                               Mutual Fund; 1,231,448 shares                            14,802,000
   Morgan Stanley Institutional International Equity
     Portfolio, B                                               Mutual Fund; 1,016,195 shares                            21,187,656
   Morgan Stanley Institutional U.S. Real Estate Fund, B        Mutual Fund; 287,201 shares                               6,617,118
*  T. Rowe Price Personal Strategy Balanced Fund                Mutual Fund; 273,235 shares                               4,970,148
*  T. Rowe Price Personal Strategy Income Fund                  Mutual Fund; 50,386 shares                                  747,730
*  T. Rowe Price Growth Stock Fund                              Mutual Fund; 813,661 shares                              21,700,334
*  T. Rowe Price Equity Income Fund                             Mutual Fund; 546,853 shares                              14,540,817
*  T. Rowe Price Personal Strategy Growth Fund                  Mutual Fund; 86,570 shares                                1,896,745
                                                                                                                      --------------
                                                                Total mutual funds                                      128,063,359
                                                                                                                      --------------

*  T. Rowe Price Stable Value Fund                              Collective Trust; 59,671,544 shares                      59,671,544
*  T. Rowe Price Equity Index Trust                             Collective Trust; 1,729,790 shares                       59,106,940
                                                                                                                      --------------
                                                                Total collective trust                                  118,778,484
                                                                                                                      --------------

*  Participant loans                                            2,971 loans, maturing in 1 to 21 years, with interest
                                                                rates ranging from 4.0% to 10.0%                         14,468,743
                                                                                                                      --------------

                                                                                                                      $ 328,179,811
                                                                                                                      ==============
   * Party-in-interest as defined by ERISA



                   See accompanying independent auditors' report.

                          Citizens 401(k) Savings Plan



                                    Signature
                                    ---------




Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrators have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.





                             Citizens 401(k) Savings Plan




                             By   /s/  Robert J. Larson
                                 ----------------------------------------
                                       Robert J. Larson
                             Senior Vice President and Chief Accounting Officer



June 29, 2005

            Consent of Independent Registered Public Accounting Firm


We consent to the incorporation by reference in Registration Statement (No. 33-48683) on Form S-8 and in Registration Statement (No. 333-91054) on Form S-8 of Citizens Communications Company of our report dated May 26, 2005, relating to the statement of net assets available for benefits of the Citizens 401(k) Savings Plan as of December 31, 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004, which report appears in the Annual Report on Form 11-K.



                                    /s/ Insero, Kasperski, Ciaccia & Co., P.C.
                                        Certified Public Accountants



Rochester, New York
June 29, 2005

            Consent of Independent Registered Public Accounting Firm



The Board of Directors
Citizens Communications Company:


We hereby consent to the incorporation by reference in Registration Statement (No. 33-48683) on Form S-8 and in Registration Statement (No. 333-91054) on Form S-8 of Citizens Communications Company of our report dated June 28, 2004, relating to the statement of net assets available for benefits of the Citizens 401(k) Savings Plan as of December 31, 2003 which report appears in the annual report on Form 11-K of the Citizens 401(k) Savings Plan for the fiscal year ended December 31, 2004.




                                         /s/ KPMG LLP


New York, New York
June 27, 2005